Robert Charvat Work History

Aerospace Engineer
Cincinnati, Ohio, United States

Summary

Experienced Aerospace Engineer with a demonstrated history of working in the airlines/aviation industry. Strong engineering professional skilled in investigations/auditing, business strategy, and people leadership.

Experience

Clean Earth Rovers
CTO
2022 - Present

Posterity LLC
Founder & CTO
January 2021 - Present (2 years 4 months)
Specializing in Part 107 & Part 135 designs supporting US Gov contracts for Orbs, Crio-systems, A/I, human interfacing, mass manufacturing support, and commercial applications.

Mechanized Suit Research Group
Company Owner
January 2007 - Present (16 years 4 months)
Cincinnati
Venture Capital, Private Investment Company.

Ohio Drone LLC
5 years 6 months

Member Of The Board Of Advisors
September 2021 - September 2022 (1 year 1 month)

President & CTO
June 2021 - October 2021 (5 months)
Cincinnati, Ohio, United States
Leading the board and launching OHD's companies expansion to our 2nd facility with a 7 figure external evaluation and an 8 figure 3 year outlook

Chief Executive Officer
April 2019 - July 2021 (2 years 4 months)
Cincinnati Area, KY
Led Ohio Drone LLC to 6 figure revenue, patented technology, self sustainable revenue model.
Special projects in: Counter UAS, Counter-Terrorism, Critical Infrastructure Protection, Mass Casualty Response, COVID-19 Response, Wild-land Fire Technology Response, US Military Drone Fatigue, GPS Denied Flight, Drone Delivery(Including Medical Products).

Co-Founder
April 2017 - April 2019 (2 years 1 month)
Cincinnati, ohio
Founded at the Ohio Aerospace Institute led the creation of the Ohio Drone company as CEO part time April 2017 - April 2019.

GE
3 years 4 months

GE Global Operations(Corporate) - Project Initiatives Leader
May 2017 - February 2019 (1 year 10 months)
Cincinnati Area, KY
Led the GE Sourcing field glass initiative to support the management of contingent workers aligning to GE contingent worker security objectives across all GE businesses. Supported projects in human trafficking, task automation, block chain, and 1 company wide task force.

GE Corporate Audit Staff - Associate Auditor 2
January 2017 - April 2017 (4 months)
Cincinnati Area, KY
Supported Contingent Worker Co-employment regulations in Milwaukee, Wisconsin.

GE Corporate Audit Staff - Auditor 1
November 2015 - January 2017 (1 year 3 months)
Cincinnati Area, KY
Operations in: Paris, Atlanta, Chicago supporting: Contingent Worker & Electrical Security/Compliance, IT Security, International Entity Payment Compliance, North American Electrical Equipment Sales, 606/605 Revenue Recognition.

GE Aviation
3 years 5 months

GENX Fuel System Team Lead
April 2014 - September 2015 (1 year 6 months)
Cincinnati Area, KY
Promoted to Team Lead supporting ~20 fuel components/engine during GENX product launch. Additional responsibilities included leading PIC: cost out for fuel components, IT process improvements(EPEX), and eventual support of transferring all team work to GEIQ in Mexico. Significant investigation experience, and Crotonville classes.

Fuel System Engineer
May 2012 - May 2014 (2 years 1 month)
Cincinnati Area, KY
Responsible for the GENX Main Fuel Pump, Fuel Mechanical Unit and Flow Split Valve during the later parts of GENX Certification and entry into service. TOPS8D Investigation Certified, Green Belt, Export Controlled Tagger.

University of Cincinnati
Team Lead - SIERRA Project - Surveillance UAV Systems
June 2010 - May 2012 (2 years)
UAV's and Systems Engineering

Sierra Lobo Inc
OSGC Contract Aerospace Engineer
August 2011 - October 2011 (3 months)

GE Aviation
Intern
2006 - 2009 (3 years)
Cincinnati Area, KY
Primarily Supporting GENX, JSF, F110, CF34 Programs. Engine Tech. trained/certified

Education
University of Cincinnati
Bachelors/Masters, Aerospace Engineering · (2005 - 2012)